EXHIBIT 12

FOOT LOCKER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
NET EARNINGS
Income from continuing operations	$263	$255	$209	$162	$111
Income tax expense	142	119	115	84	64
Interest expense, excluding capitalized interest	23	22	26	33	35
Portion of rents deemed representative of the interest factor (1/3)	214	202	177	164	157
	$642	$598	$527	$443	$367

FIXED CHARGES
Gross interest expense	$23	$22	$26	$33	$35
Portion of rents deemed representative of the interest factor (1/3)	214	202	177	164	157
	$237	$224	$203	$197	$192
RATIO OF EARNINGS TO FIXED CHARGES	2.7	2.7	2.6	2.2	1.9